

Mail Stop 3720

May 21, 2009

Mr. David A. Christensen
Senior Vice President, Chief Financial Officer
Hickory Tech Corporation
221 East Hickory Street
Mankato, MN 56002

> **RE:** **Hickory Tech Corporation**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 5, 2009**
> **File No. 000-13721**

Dear Mr. Christensen:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Administration of Our Compensation Program – Role of Compensation Committee, page 11

1.   We note your disclosure on page 12, related to the Compensation Committee's review of the compensation practices of similar companies in your industry in determining competitive levels of overall executive compensation. It appears that the Compensation Committee uses the compensation data from the comparable companies for benchmarking purposes. If so, you must identify the companies used. In future filings,

for purposes of Item 402(b)(2)(xiv) of Regulation S-K, please identify the benchmarked companies.

Performance-Based Incentive Compensation, page 13

2.   We note that cash and stock awards paid to named executives under your Executive Incentive Plan and Long-Term Incentive Program are tied to the achievement of specified pre-established company objectives. In future filings, please disclose, for each named executive officer, the performance targets and threshold levels for each performance goal. Also disclose the target payouts for each named executive officer rather than just for Mr. Finke. See Regulation S-K Item 402(b)(v), (vi) and (vii). If you believe that such disclosure is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Regulation S-K Item 402(b), please provide in your response letter a detailed explanation of such conclusion. If you believe you have a sufficient basis to keep the information confidential, disclose in future filings how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed performance goal. Please note that general statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the performance goals, provide as much detail as necessary without providing information that would result in competitive harm. For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/cfguidance.shtml.

3.   We note that some of your performance goals are tied to the achievement of non-GAAP financial measures. Please disclose how the numbers are calculated from your audited financial statements. For example, disclose how Adjusted Cash Flow is calculated from your audited financial statements rather than from EBITDA, which is another non-GAAP financial measure.

Employment Contracts, Change of Control Agreements, Severance Agreements and Other Agreements, page 22

4.   In future filings, please define "cause" and "good reason" as used in the agreements described in this section.

5.   When discussing potential payments under termination and change-in-control agreements with your named executive officers, you refer to payments based upon "one month's salary" or "base salary." However, it appears that these references are actually to annual compensation that includes base salary, bonuses under the Executive Incentive Plan, annual Supplemental Retirement Plan contributions, stock grants under the Long-Term Executive Incentive Plan and any other incentive payments except for stock options. If so, and to avoid confusion, we encourage you to refer instead to payments based upon annual compensation and to explain how you calculate such annual compensation.

6.   To assist shareholders in recognizing the extent of the potential payments, consider presenting the different kinds and amounts of estimated payments and benefits to the named executive officers in a table or tables.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Reid Hooper, Staff Attorney, at (202) 551-3359, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me, at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director